SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated March 10, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI Announces CDN$330.7 Million Private Placement of Subscription Receipts

Montreal March 10, 2004 – CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB;). In connection with its previously announced acquisition of American Management Systems, Inc (Nasdaq: AMSY) (“AMS”) by way of tender offer, CGI announced today that it has entered into an agreement to sell, in a firm underwritten private placement in Canada and the United States, approximately 33.1 million subscription receipts at a price of CDN$8 per subscription receipt for gross proceeds of CDN$264.6 million. Each subscription receipt will be automatically exchanged for one Class A subordinate share of CGI, without payment of additional consideration, on the date that CGI accepts for payment at least a majority of the outstanding shares of AMS under the tender offer. CGI has also entered into an agreement with BCE Inc. pursuant to which BCE Inc. will subscribe for approximately 8.3 million additional subscription receipts on the same terms and conditions as the private placement offering. Closing of the private placement is expected to occur on or about March 17, 2004. The gross proceeds from the sale of the subscription receipts will be held in escrow pending the completion of the tender offer, which is anticipated to occur in May 2004, but no later than July 1, 2004.

This press release is not an offer in the United States of the subscription receipts or the Class A subordinate shares into which the subscription receipts are exchangeable. Neither the subscription receipts nor such Class A subordinate shares have been or will be registered under the Securities Act of 1933, as amended, and neither may be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: March 10, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary